Exhibit 22.1

List of Issuers and Guarantors
The following consolidated subsidiaries of Air T, Inc. are issuer or guarantor of registered trust preferred securities that bear interest at 8.00% percent and mature in 2049.

Entity	Role
Air T, Inc.	Guarantor
Air T Funding	Issuer